May 19, 2008

Mail Stop 3561

<u>Via US Mail and Facsimile</u>

Thomas J. Polnaszek
Senior Vice President Finance and Controller
Oshkosh Corporation
P.O. Box 2566
Oshkosh, Wisconsin 54903-2566

>   **Re: Oshkosh Corporation**
>   **Form 10-K: For the fiscal year ended September 30, 2007**
>   **Commission file number: 1-31371**

Dear Mr. Polnaszek:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   Michael Fay
>   Branch Chief